

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2025

Tony Hou
Chief Financial Officer
Sea Limited
1 Fusionopolis Place, #17-10, Galaxis
Singapore 138522

Re: Sea Limited
Form 20-F for Fiscal Year Ended December 31, 2024
File No. 001-38237

Dear Tony Hou:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services